March 2, 2015

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Toa Optical Tech, Inc.

Response to Staff Letter February 13, 2015

Form S-1/A

Filed January 20, 2015

File No. 333-200322

To the men and women of the SEC:

On behalf of Toa Optical Tech, Inc. (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated February 13, 2015 addressed to Mr. Shioya, the Company’s President, and CEO, with respect to the Company’s filing of its S-1/A on January 20, 2015.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

Note: We will include updated financials in our next S-1/A amendment. Currently our next 10-Q is to be filed by March 17th 2015. At this time our auditor is reviewing our financial statements.

SEC Comment(s) /Analysis

General

1. We note your response to prior comment 1 from our letter to you dated December 17, 2014, and we reissue such comment in part. Given that Mr. Abe is an officer, director, and controlling shareholder who is offering to resell all shares of common stock that he owns in the registrant, it appears that he could be deemed to be an underwriter selling on behalf of the issuer. Please revise the registration statement to name Mr. Abe as an underwriter, and disclose that he will resell his shares at a fixed price for the duration of the secondary offering.

COMPANY RESPONSE

While we acknowledge how one may interpret how Mr. Abe may be an underwriter in this offering, after analyzing the facts and the circumstances he is in fact not an underwriter and is in no way selling shares on behalf of the issuer. Mr. Abe should not be subject to the above solely due to his position with the Company.

Mr. Abe will not sell more than 25% of his shares that he is registering in a one month period. Additionally, in no way will the proceeds from the sale of his shares go to the Company. They will only go to himself, not the Company. It should also be noted that Mr. Abe does not intend in any way to illicit a distribution through the sale of his own shares. Mr. Abe will not be utilizing any special selling efforts and selling methods to sell his shares. Mr. Abe will also not be conducting any road shows or taking any other actions to condition the market for the Company’s shares. It should be taken into account as well that the number of Shares involved in the offering, in this context the shares of common stock held by Mr. Abe, is not dispositive of a conclusion that the shareholder(s) is acting on behalf of the Registrant. Please see number four in the Company’s previous response to the first comment letter for a detailed analysis on the prior statement.

With the above factors considered, despite Mr. Abe’s affiliation as an officer and director he is no way selling his own shares on behalf of the issuer and should not be deemed an underwriter.

2. We note your response to prior comment 2, and reissue such comment. In that regard, we note that your disclosure indicates that if at any time your shares are quoted on the “Over The Counter Marketplace ‘OTC,’” shareholders may sell their own shares at prevailing market prices or at privately negotiated prices. Please revise to clarify the specific marketplace you are referencing with respect to the sale of your shares by selling shareholders at a price other than the fixed price identified in your filing. We would not object if you made reference to the OTCQX or OTCQB marketplaces of OTC Link. Please note that being quoted on the OTC Pink does not satisfy the existing market requirement for purposes of identifying the offering price on the cover page.

COMPANY RESPONSE

We have amended the above on page 3, 5, and 21.

Prospectus Cover Page

3. Please revise to clarify the following statement: “Such limitations on Mr. Abe’s participation may severely limit the ability of investors to sell shares as part of the direct offering.” In that regard, it is not clear how Mr. Abe is participating in the offering, and it is not clear how investors would sell shares as part of the “direct offering.”

COMPANY RESPONSE

The following sentence was deleted on page 3, 15 and 18 as it was a clerical error that should not have been present: “Such limitations on Mr. Abe’s [Shioya’s] participation may severely limit the ability of investors to sell shares as part of the direct offering.”

With the above removed we feel it is clear that the selling shareholder’s are the individuals selling their own shares with no affiliation to the Company in any way.

Prospectus Summary, page 4

4. We note your response to prior comment 16, and your revised disclosure on page 5. Please revise to clarify the duration of the offering by selling shareholders. In that regard, there appears to be a typographical error in the last sentence of the paragraph in the table on page 5 under “Securities being offered by the Selling Stockholders.” It is also not clear how the 365 days referenced in such sentence relate to the 10-month period referenced on page 5 under “Important Note for Selling Stockholders.”

COMPANY RESPONSE

The typographical error mentioned has been amended on page 5 and now clarifies the above. It reads: This offering will automatically terminate upon the earliest of (i) such time as all of the common stock has been sold pursuant to the registration statement or (ii) 365 days from the effective date of this prospectus unless extended by our Board of Directors for an additional 90 days. We may however, at our discretion terminate the offering at any time.

*For further clarification the ten month restriction on the quantity of shares sold would apply to the first ten months of the resale offering by selling shareholders.

5. In connection with your disclosure regarding the company’s restrictions on the sales by shareholders during the referenced 10-month period, please revise to disclose whether there is a legally binding agreement between the registrant and the selling shareholders with respect to such restrictions. In addition, please file any such agreement as an exhibit to your filing.

COMPANY RESPONSE

We do not have any physical agreements between the selling shareholders and ourselves in regards to the above. The restriction is a mandate by the Company in exchange for registering the shares.

Description of Business, page 16

6. We note your disclosure on page 16 that Mr. Shioya and Mr. Abe are the owners of Optical Tech and Singapore TOA Lighting, respectively. Please reflect such ownership in your chart on page 16 that appears under the caption “Outline of the Structure of Our Business.” Please also reflect in the chart Mr. Abe’s majority ownership in the registrant.

COMPANY RESPONSE

The chart on page 16 has been revised accordingly.

7. We note your response to prior comment 9, and your disclosure that the terms and conditions between TOA Hikari, Optical Tech and Singapore TOA Lighting will be fixed by each specific transaction. We also note your disclosure that at this time you do not have any agreements with Optical Tech or Singapore TOA Lighting. Please add related risk factor disclosure, including with respect to any conflicts of interest that may arise with respect to determining such terms and conditions. In addition, please revise to clarify your basis for the information provided in the charts on page 17 that appear to be based on assumptions regarding transaction terms among these parties.

COMPANY RESPONSE

The following risk factor has been added on page 9:

Conflicts of interest may arise with respect to determining the terms and conditions of the transactions between TOA Hikari, Optical Tech and Singapore TOA Lighting.

At this time we do not have any agreements with or between TOA Hikari, Optical Tech or Singapore TOA Lighting. Tatsumi Shioya who is our President and CEO is also the owner of Optical Tech and Hajime Abe who is our Director is also the owner of Singapore TOA Lighting. Currently, we have no agreements concerning the terms and conditions for future transactions between any of the above mentioned entities. As a result, conflicts of interest may arise with respect to determining the terms and conditions for future sale of products and operations.

The following sentence was added on page 17 prior to the diagram:

*Currently, we have no agreement(s) regarding the terms and conditions for the below transactions that we foresee taking place in the future. The terms and conditions described below are based on current assumptions and expectations.

Use of Proceeds, page 18

8. We note your response to prior comment 12. Please revise to clarify the meanings of the following terms included in this section:

-Discover needs of our technology;

-Negotiate and discuss the terms

COMPANY RESPONSE

Page 18 has been amended. “Discover needs of our technology” and “discover needs of our products” has in all places been changed to “locate and discover prospective buyers for our LED products.”

In all places “negotiate and discuss the terms” has been changed to “negotiate and discuss the terms of the agreements with the prospective purchasers of our products.”

*It should be noted that we reformatted the chart to reduce any potential confusion one may have reading it.

Additionally, the following statement before the chart has been changed from, “The following table sets forth the uses of proceeds assuming the sale of 100% of the securities offered for sale by the Company” to “The following table sets forth the uses of proceeds assuming the sale of 100%, 50% and 25% of the securities offered for sale by the Company.”

*We are not requesting acceleration but do acknowledge the following:

 -Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: March 2, 2015

/s/ Mr. Shioya

President & CEO